SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 17, 2004

Date of Earliest Event Reported: May 17, 2004

VERDISYS, INC.
(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25025 I-45 North, Suite 525
The Woodlands, Texas 77380
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

Item 5. Other Events and Regulation FD Disclosure.

Verdisys, Inc. - Full text of May 17, 2004 press release follows:

VERDISYS MAKES FINAL DRILLING LICENSE PAYMENT

Houston, TX – May 17, 2004 – Verdisys (OTCBB: VDYS.PK) has made its final $400,000 payment for the use of the Landers Horizontal Drilling Process under a license agreement with the inventor. The money was raised through a combination of stock and debt from accredited investors, including officers and directors of Verdisys.

"The payment of this final amount secures our exclusive rights to use this unique drilling process in the United States and Canada," said John O'Keefe, Verdisys' CFO. "We look forward to creating a profitable business with this license and our specialty drill units."

Under the terms of the license agreement all up-front payments have been made. In the future, the inventor will receive a royalty payment of $500 for each well drilled by Verdisys using this patented process. The license gives Verdisys exclusive rights to apply the technology in all of the U.S. and Canada except for part of Colorado West of the Rockies, and Utah.

Verdisys entered into an agreement to license this process based on U.S. patents relating to certain oil and gas well production enhancement techniques and devices and related trade secrets with the inventor and holder of the patents and trade secrets, Carl Landers. The licensor retains some self-use rights but may not compete with the licensee. Any improvements to the technology remain the sole property of the licensor but are provided to Verdisys without additional licensing fees.

ABOUT VERDISYS, INC.

Our mission is to substantially improve the economics of existing and evolving oil and gas operations through the application of Verdisys licensed technologies.

Verdisys, Inc. provides proprietary oil services and solutions for energy production enhancement including patented lateral drilling technologies and secure satellite communications for customers in the U.S. and Canada. For more information, please visit www.verdisys.com.

SAFE HARBOR STATEMENT

The lateral drilling technology and related trade secrets are instrumental to our competitive edge in the oil and gas service industry. We are committed to protecting the technology. We cannot assure our investors that the scope of any protection we are able to secure for our license will be adequate to protect it, or that we will have the financial resources to engage in litigation against parties who may infringe on our exclusive license. We also cannot provide our investors with any degree of assurance regarding the possible independent development by others of technology similar to that which we have licensed, thereby possibly diminishing our competitive edge. Other risk factors which may cause Verdisys' actual results in future periods to be materially different from any future performance are not limited to: the introduction of new services, commercial acceptance and viability of new services, fluctuations in customer demand and commitments, pricing and competition, reliance upon subcontractors, the ability of Verdisys' customers to pay for our services, together with such other risk factors as may be included in the Company's periodic filings on Form 10-KSB, 10-QSB, and other current reports.

CONTACTS:

Verdisys, Inc: John MacDonald at (281) 364-6999
            jmacdonald@verdisys.com

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


VERDISYS, INC.
_____


Date: May 17, 2004   By: \s\ John O'Keefe, CFO_____
                                                  John O'Keefe, Chief Financial Officer